UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)*

Under the Securities Exchange Act of 1934

CNO Financial Group, Inc. (f/k/a Conseco, Inc.)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

        12621E103
(CUSIP Number)

Justin Radell, Esq. Akin Gump Strauss Hauer & Feld LLP 2029 Century Park East, Suite 2400 Los Angeles, California 90067 (310) 229-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             June 30, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 10 Pages

CUSIP No. 12621E103	Page 2 of 10 Pages

1           Names of Reporting Persons

Paulson & Co. Inc.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		17,459,577
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 17,459,577
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

17,459,577

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

7.7%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 12621E103	Page 3 of 10 Pages

1           Names of Reporting Persons

Paulson Advantage Master Ltd.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 2,715,358
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		2,715,358

11           Aggregate Amount Beneficially Owned by Each Reporting Person

2,715,358

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

1.2%

14           Type of Reporting Person (See Instructions)

CO

CUSIP No. 12621E103	Page 4 of 10 Pages

1           Names of Reporting Persons

Paulson Advantage Plus Master Ltd.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 7,092,620
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		7,092,620

11           Aggregate Amount Beneficially Owned by Each Reporting Person

7,092,620

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

3.2%

14           Type of Reporting Person (See Instructions)

CO

CUSIP No. 12621E103	Page 5 of 10 Pages

1           Names of Reporting Persons

Paulson Recovery Master Fund

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Cayman Islands

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 7,419,333
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		7,419,333

11           Aggregate Amount Beneficially Owned by Each Reporting Person

7,419,333

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

3.3%

14           Type of Reporting Person (See Instructions)

CO

CUSIP No. 12621E103	Page 6 of 10 Pages

1           Names of Reporting Persons

John Paulson

2           Check the Appropriate Box If a Member of a Group (See Instructions)
c.	[X]
d.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 17,459,577
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		17,459,577

11           Aggregate Amount Beneficially Owned by Each Reporting Person

17,459,577

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

7.7%

14           Type of Reporting Person (See Instructions)

IN

CUSIP No. 12621E103	Page 7 of 10 Pages

This Amendment No. 6 is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of CNO Financial Group, Inc. (f/k/a Conseco, Inc.) (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of February 14, 2014 and amends and supplements the Schedule 13D filed originally on November 23, 2009, as previously amended (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Paulson & Co. Inc. (“Paulson & Co.”);
•	Paulson Advantage Master Ltd. (“Advantage Master”);
•	Paulson Advantage Plus Master Ltd. (“Advantage Plus Master”);
•	Paulson Recovery Master Fund Ltd. (“Recovery Master”); and
•	John Paulson

Advantage Master, Advantage Plus Master, and Recovery Master shall collectively be referred to herein as the “Funds”.  Accounts separately managed by Paulson & Co. shall be referred to herein as the “Separately Managed Accounts”.

Item 4.              Purpose of Transaction.

On June 30, 2013, the Warrants (as defined in the Schedule 13D) became exercisable and are deemed to be beneficially owned by the Reporting Persons as of such date for purposes of this Schedule 13D.

Item 5.             Interest in Securities of the Issuer.

(a-b)                  Collectively, the Reporting Persons beneficially own 17,459,577 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock.

I. Paulson & Co.
(a) Amount beneficially owned: 17,459,577
(b) Percent of Class: 7.7%
(c) Number of shares of Common Stock as to which Paulson & Co. has:

(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 17,459,577 (See Note 1 below)
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 17,459,577 (See Note 1 below)

II. Advantage Master
(a) Amount beneficially owned: 2,715,358
(b) Percent of class: 1.2%
(c) Number of shares of Common Stock as to which Advantage Master has:

(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 2,715,358 (See Note 1 below)
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 2,715,358 (See Note 1 below)

III. Advantage Plus Master
(a) Amount beneficially owned: 7,092,620
(b) Percent of class: 3.2%

CUSIP No. 12621E103	Page 8 of 10 Pages

(c) Number of shares of Common Stock as to which Advantage Plus Master has:

(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 7,092,620 (See Note 1 below)
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 7,092,620 (See Note 1 below)

IV. Recovery Master
(a) Amount beneficially owned: 7,419,333
(b) Percent of class: 3.3%
(c) Number of shares of Common Stock as to which Recovery Master has:

(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 7,419,333 (See Note 1 below)
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 7,419,333 (See Note 1 below)

V. Separately Managed Accounts
(a) Amount beneficially owned: 232,266
(b) Percent of class: 0.1%
(c) Number of shares of Common Stock as to which the Separately Managed Accounts have:

(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 232,266 (See Note 1 below)
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 232,266 (See Note 1 below)

VI. John Paulson
(a) Amount beneficially owned: 17,459,577
(b) Percent of Class: 7.7%
(c) Number of shares of Common Stock as to which John Paulson has:

(i)  Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 17,459,577 (See Note 1 below)
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 17,459,577 (See Note 1 below)

Note 1:  Each of Advantage Master, Advantage Plus Master, Recovery Master and the Separately Managed Accounts may be deemed to have with Paulson & Co. and John Paulson shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(c)           A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days (other than those previously reported on this Schedule 13D) is attached as Exhibit 1.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 12621E103	Page 9 of 10 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Exhibit 2:	Joint Filing Agreement (previously filed)

Exhibit 3:	Power of Attorney

Exhibit 4:	Instruction C Person Information (previously filed)

Exhibit 5:
Stock and Warrant Purchase Agreement made as of October 13, 2009, by and between Conseco, Inc., a Delaware corporation, and Paulson & Co. Inc., a Delaware corporation, on behalf of the several investment funds and accounts managed by it (previously filed)

Exhibit 6:	Forward Purchase Agreement dated as of October 14, 2009 between Paulson Credit Opportunities Master Ltd. and Morgan Stanley & Co. Incorporated (previously filed)

Exhibit 7:	Forward Purchase Agreement dated as of October 14, 2009 between Paulson Recovery Master Fund Ltd. and Morgan Stanley & Co. Incorporated (previously filed)

Exhibit 8:
Investor Rights Agreement entered into as of November 13, 2009, by and among Conseco, Inc., a Delaware corporation, and Paulson & Co. Inc., a Delaware corporation, on behalf of the several investment funds and accounts managed by it (previously filed)

Exhibit 9:	Letter Agreement dated October 14, 2009 between Morgan Stanley & Co. Incorporated and Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (previously filed)

Exhibit 10:
Repurchase Agreement, dated as of September 4, 2012, by and among CNO Financial Group, Inc., Paulson Credit Opportunities Master Ltd. and Paulson Recovery Master Fund Ltd. The Repurchase Agreement, which was publicly filed by the Issuer on September 10, 2012 with the SEC, is publicly available on EDGAR at www.sec.gov and is incorporated herein by reference.

CUSIP No. 12621E103	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2014

PAULSON & CO. INC.

By:             /s/ Stuart L. Merzer
Name:        Stuart L. Merzer
Title:           General Counsel &
                   Chief Compliance Officer

PAULSON ADVANTAGE MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By:              /s/ Stuart L. Merzer
Name:         Stuart L. Merzer
Title:            General Counsel &
                    Chief Compliance Officer

PAULSON ADVANTAGE PLUS MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By:             /s/ Stuart L. Merzer
Name:        Stuart L. Merzer
Title:           General Counsel &
                   Chief Compliance Officer

PAULSON RECOVERY MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By:             /s/ Stuart L. Merzer
Name:        Stuart L. Merzer
Title:           General Counsel &
                   Chief Compliance Officer

/s/ Stuart L. Merzer
Stuart L. Merzer, as Attorney-in-Fact
For John Paulson

EXHIBIT 1
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

The below transactions were effected on the open market during the past 60 days for the Reporting Person identified in the table below.  No other transactions with respect to securities of the Issuer were effected by the Reporting Persons within the past sixty days other than those previously reported on this Schedule 13D. Purchase and sale transactions for the same quantities of shares on a given day typically reflect rebalancing of positions among the various Funds and Separately Managed Accounts based on their relative capital levels, which may change from time to time.

Date	Fund	Amount of Shs. Bought (Sold)	Approx. Price ($) Per Share (excl. of commissions)

None

EXHIBIT 3

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Stuart Merzer as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of October 29, 2008.

/s/ John Paulson
John Paulson

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On October 29, 2008, before me, the undersigned personally appeared, John Paulson, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.
/s/ Marsha Rojas
 (signature and office of individual taking acknowledgement)

[Notary Stamp and Seal]